GlaxoSmithKline plc 980 Great West Road Brentford Middlesex TW8 9GS
Tel: +44 (0)20 8047 5000 www.gsk.com

BY EDGAR	24 July 2013

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
United States

Re:	GlaxoSmithKline plc (the “Company”) Annual Report on Form 20-F for the Fiscal Year Ended 31 December 2012 (File No. 001-15170)

Dear Mr. Rosenberg:

By letter dated 14 May 2013 (the “14 May Comment Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on the Annual Report on Form 20-F for the fiscal year ended 31 December 2012 (“2012 Form 20-F”) (File No. 001-15170) that we filed with the Commission on 8 March 2013.  We responded to the 14 May Comment Letter by letter dated 11 June 2013, and the Staff provided certain additional comments by letter dated 10 July 2013 (the “10 July Comment Letter”).

This letter includes our responses to the comments contained in the 10 July Comment Letter.  For convenience, we have reproduced the Staff’s comments and provided our responses immediately below.

Registered in England & Wales No. 3888792 Registered office 980 Great West Road Brentford, Middlesex. TW8 9GS

Mr. Jim Rosenberg, page 2

Exhibit 15.2
Core Results, page 60

1.
We acknowledge your response to our comment one. Although you exclude some captions in the table presented on page 60 that are presented in the full consolidated GAAP financial statements on page 140, the basic fundamentals are presented and thus appears to represent a full non-GAAP income statement. We continue to believe that your current presentation of the table on page 60 places undue prominence on the full non-GAAP income statements. Please provide us proposed disclosure to be included in future Forms 20-F that removes the full non-GAAP income statement.

In response to the Staff’s comment, the Company proposes to exclude the table on page 60 of Exhibit 15.2 to the 2012 Form 20-F and to present this information in future annual reports on Form 20-F substantially in the format presented in the attached Appendix.

Human Genome Sciences, page 188

2.
We acknowledge your response to our comment four. Guidance in paragraph 52 of IFRS 3 indicates that a transaction entered into by the acquirer before the combination is likely to be a separate transaction. Please confirm to us that the settlement of your pre-existing relationship did not occur prior to the business combination.

The Company confirms that the settlement of the pre-existing relationships with Human Genome Sciences, Inc. did not occur prior to the business combination.

*                               *                               *

If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me.

Yours sincerely, /s/ Simon Dingemans Simon Dingemans Chief Financial Officer

cc:
Ms. Lisa Vanjoske, Securities and Exchange Commission
Ms. Sasha Parikh, Securities and Exchange Commission
Mr. Ranjan Sriskandan, PricewaterhouseCoopers LLP
Mr. Sebastian R. Sperber, Cleary Gottlieb Steen & Hamilton LLP
Ms. Victoria Whyte, GlaxoSmithKline plc
Ms. Lisa DeMarco, GlaxoSmithKline plc
Mr. Christopher Buckley, GlaxoSmithKline plc

Appendix
Core results

We use the core reporting basis to manage the performance of the Group and the definition of core results is set out on page •. A review of the Group’s total results is set out on pages • to •. The reconciliation of total results to core results is presented on page •.

Cost of sales

		2012		2011	Growth
	£m	% of turnover	(restated) £m	% of turnover	CER%	£%
Cost of sales	(7,078)	(26.8)	(7,259)	(26.5)	1	(2)

Core cost of sales increased to 26.8% of turnover (2011 – 26.5%). This primarily reflected the impact of lower sales, lower volumes and adverse regional and product mix partially offset by ongoing cost management and one-off royalty and pension adjustments.

Selling, general and administration

		2012		2011	Growth
	£m	% of turnover	(restated) £m	% of turnover	CER%	£%
Selling, general and administration	(7,855)	(29.7)	(7,956)	(29.1)	–	(1)

Core SG&A costs as a percentage of sales were 29.7% compared with 29.1% in 2011 reflecting flat costs on a turnover decline of 1%. Investments in growth businesses and new product launches as well as additional HGS costs were funded by ongoing cost management and one-off benefits.

Advertising and promotion decreased 4%, Selling and distribution was flat and general administration increased 5%.

Research and development

		2012		2011	Growth
	£m	% of turnover	(restated) £m	% of turnover	CER%	£%
Research and development	(3,474)	(13.1)	(3,678)	(13.4)	(5)	(6)

We remain focused on delivering an improved return on our investment in R&D and sales contribution, reduced attrition and cost reduction are all important drivers of an improving internal rate of return. R&D expenditure is not determined as a percentage of sales, but instead capital is allocated using strict returns based criteria.

The operations of Pharmaceuticals R&D are broadly split into Discovery activities (up to the completion of Phase IIa trials) and Development work (from Phase IIb onwards).

The table below analyses the Group R&D expenditure by these categories:

	2012 £m	2011 (restated) £m
Discovery	800	822
Development	1,655	1,669
Facilities and central support functions	366	477
Pharmaceuticals R&D	2,821	2,968
Vaccines R&D	498	564
Consumer Healthcare R&D	155	146
Core R&D	3,474	3,678
Amortisation and impairment of intangible assets	483	234
Major restructuring	11	97
Total R&D	3,968	4,009

The proportion of Pharmaceuticals R&D investment made in the late-stage portfolio continues to grow from 56% of the total Pharmaceuticals R&D costs in 2011 to 59% in 2012.

Core R&D expenditure declined 5% to £3,474 million (13.1% of turnover) compared with £3,678 million in 2011 (13.4% of turnover). Ongoing cost management, including one-off benefits, and some beneficial phasing effects, more than funded additional HGS costs.

Royalty income

		2012		2011	Growth
	£m	% of turnover	(restated) £m	% of turnover	CER%	£%
Royalty income	306	1.1	309	1.1	–	(1)

Royalty income was £306 million compared with £309 million in 2011.

Operating profit

		2012		2011	Growth
	£m	% of turnover	(restated) £m	% of turnover	CER%	£%
Core operating profit	8,330	31.5	8,803	32.1	(3)	(5)

Core operating profit was £8,330 million, a 3% decrease in CER terms on a turnover decline of 1% CER. The operating margin declined by 0.6 percentage points to 31.5% compared with the 12 months to December 2011 of which 0.3 percentage points was due to the expected impact of the HGS acquisition. The remaining 0.3 percentage points arose from flat SG&A on lower turnover, partially mitigated by lower R&D expenditure. Operating profit also benefited from a number of one-off items which were recognised in cost of sales, SG&A and R&D including favourable adjustments totalling £395 million related to the capping of future pensionable salary increases and a change in the basis of future discretionary pension increases from RPI to CPI in certain legacy plans.

Core operating profit by business
		2012		2011	Growth
	£m	% of turnover	(restated) £m	% of turnover	CER%	£%
Pharmaceuticals	6,622	36.8	7,155	38.4	(6)	(7)
Vaccines	1,169	35.2	1,184	33.9	(1)	(1)
Pharmaceuticals and Vaccines	7,791	36.5	8,339	37.7	(5)	(7)
Consumer Healthcare	938	18.4	1,084	20.5	(9)	(13)
	8,729	33.0	9,423	34.4	(5)	(7)
Corporate & other unallocated costs	(399)		(620)		(32)	(36)
Core operating profit	8,330	31.5	8,803	32.1	(3)	(5)

Core operating profit by segment
		2012		2011	Growth
	£m	% of turnover	(restated) £m	% of turnover	CER%	£%
Pharmaceuticals and Vaccines
USA	4,786	68.4	4,646	66.2	1	3
Europe	2,629	52.6	3,154	55.3	(11)	(17)
EMAP	1,564	33.0	1,481	33.2	9	6
Japan	1,179	59.9	1,249	60.0	(7)	(6)
ViiV Healthcare	849	61.8	882	56.2	–	(4)
Pharmaceutical R&D	(2,778)		(2,801)		(1)	(1)
Other trading and unallocated pharma	(438)	(35.3)	(272)	(21.5)	75	61
Pharmaceuticals and Vaccines	7,791	36.5	8,339	37.7	(5)	(7)
Consumer Healthcare	938	18.4	1,084	20.5	(9)	(13)
	8,729	33.0	9,423	34.4	(5)	(7)
Corporate & other unallocated costs	(399)		(620)		(32)	(36)
Core operating profit	8,330	31.5	8,803	32.1	(3)	(5)

The decline in the Pharmaceuticals and Vaccines core operating margin primarily reflects the changing regional mix of the businesses towards lower margin markets. The decline in Consumer Healthcare core operating margin primarily reflects the decline in sales following the disposal of the non-core OTC brands during the year.

Net finance costs

Finance income	2012 £m	2011 £m
Interest and other income	77	90
Fair value movements	2	–
	79	90

Finance expense
Interest expense	(745)	(744)
Unwinding of discounts on liabilities	(10)	(10)
Remeasurements and fair value movements	(24)	(23)
Other finance expense	(24)	(20)
	(803)	(797)

Despite an increase in net debt of £5.0 billion in 2012, net finance expense for the year was broadly similar to 2011 at £724 million, reflecting the benefits of our strategy to improve the funding profile of the Group.

The target to reduce the average effective annual net funding ratio by approximately 200 basis points to around 6% in 2013 has been achieved one-year earlier than planned.

Net debt increased by £5.0 billion in the twelve months primarily due to payments of £1.9 billion to settle the Group’s most significant ongoing US federal government investigations within existing provisions and the £2.0 billion cash cost of the acquisition of HGS. The balance, as well as the Group’s strong cash generation and the proceeds from the disposal of the Consumer Healthcare OTC brands enabled the financing of share repurchases of £2.5 billion and increased dividend payments of £3.8 billion.

Share of after tax profits of associates and joint ventures

The share of after tax profits of associates of £29 million (2011 – £15 million) principally arose from the Group’s holdings in Aspen Pharmacare.

Profit before taxation

	2012	2011	Growth
	£m	(restated) £m	CER%	£%
Core profit before tax	7,635	8,111	(4)	(6)

Taking account of net finance costs, the profit on disposal of interest in associates and the share of profits in associates, profit before taxation was £7,635 million compared with £8,111 million in 2011, a 4% CER decline and a 6% decline in sterling terms.

Taxation

Tax on core profit amounted to £1,864 million and represented an effective core tax rate of 24.4% (2011 – 25.9%), meeting the target core rate of 25% two years ahead of expectations. GSK is now targeting a core tax rate of around 24% for the full year 2013.

GSK continues to believe that it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities or litigation.

Earnings per share

	2012	2011	Growth
	£m	(restated) £m	CER%	£%
Core earnings per share	112.7p	115.5p	–	(2)

Core earnings per share of 112.7 pence was flat in CER terms and down 2% at actual rates. The currency impact reflected the strengthening of Sterling against the Euro and a number of other currencies, partially offset by the weakening of Sterling against the US dollar and the Japanese Yen.